ADVANCED MEDICAL OPTICS

Nov/Dec 2004

Filed by Advanced Medical Optics, Inc.,

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Medical Optics, Inc.

Commission File No. 001-31257

This filing relates to a proposed acquisition (the "Acquisition") by Advanced Medical Optics, Inc. ("AMO") of VISX, Incorporated ("VISX") pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2004 (the "Merger Agreement"), by and among AMO, Vault Merger

Corporation and VISX. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on

Form 8-K filed by AMO's on July 10, 2004, and is incorporated by reference into this filing.   The following is a slide presentation first presented on

November 30, 2004, which includes information regarding the Acquisition:

Forward Looking Statements

Our statements in this presentation that discuss projected demographics and markets, statements regarding the expected timing and benefits of the
VISX transaction, statements under the heading "2004-2005 Launch Highlights," and all slides under the heading "Financial and Operational
Performance," and elsewhere that refer to AMO's financial projections or estimated future results, including by way of example only, financial projections, discussions of growth prospects and options, product pipeline (future products, regulatory filings and/or expected approvals and potential markets), strategies for AMO's businesses and growth in markets and populations are forward-looking statements that reflect the
Company's current analysis of existing trends and information.  AMO disclaims any intent or obligation to update these forward-looking statements. Actual results may differ from current expectations based on a number of factors affecting the Company's businesses, including the following

Uncertainty as to whether the VISX transaction will be completed;

Successfully integrating AMO and VISX

The failure to realize the synergies and other perceived advantages resulting from the VISX merger;

Costs and potential litigation associated with the VISX merger;

The failure to obtain the approval of each company's stockholders for the VISX merger;

The inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the VISX merger;

The failure of either party to meet the closing conditions set forth in the definitive merger agreement;

The ability to retain key personnel both before and after the merger;

Each company's ability to successfully execute  its business strategies;

The extent and timing of regulatory approvals, and the extent and timing of market acceptance, of new products or product indications;

Manufacturing;

Litigation;

The procurement, maintenance, enforcement and defense of patents and proprietary rights;

Competitive conditions in the industry; business cycles affecting the markets in which any products may be sold;

Fluctuations in foreign exchange rates and interest rates; and

Economic conditions generally or in various geographic areas.

Additional information concerning these and other factors can be found under the heading "Certain Factors and Trends Affecting Advanced Medical
Optics and its Businesses" in the AMO 2003 Form 10-K and Form 10-Q filed November 2, 2004.

Advanced Medical Optics, AMO, AMO Gemini, Array, blink, Blink-N-Clean, CeeOn, ClariFlex, Complete, Complete Aquavision, Complete MoisturePlus,
Consept F, Duralens, Emerald-Ease, Healon, Hydrocare , OcuPure, Oxysept, Phacoflex, ReZoom, Sensar, Sovereign, Sovereign Compact,
Stabileyes, Tecnis, The Future In Sight, Ultracare, WhiteStar, Unfolder, Verisyse and Vitrax are trademarks of Advanced Medical Optics, Inc.
Amadeus is a trademark of SIS, Ltd.  OptiEdge is a trademark of Ocular Sciences, Inc.  STAR S4, Wavefront and Waveprint are trademarks of
VISX, Incorporated.

Advanced Medical Optics, Inc.

Global ophthalmic medical device company

Leading positions in large markets with robust
growth drivers

Technology leader with heritage of innovation
and high brand awareness

Demonstrated pattern of growth in revenue,
cash flow and EPS since June 2002 spin-off

Blend of growth through organic and corporate
development

NYSE: AVO

Market Cap:
$1.5 B1

(1)

On November 23, 2004

Diversified Global Revenue

Pro forma
Revenue
Mix

Cataract

59%

Eye Care

39%

Americas

28%

Europe

37%

Japan

26%

Asia Pacific

9%

Refractive 2%

LTM period is defined as the last twelve months ended September 24, 2004.  Pro Forma for the Pfizer
Surgical Business, see "Historical Financial Statements" under Investor/Media at www.amo-inc.com for GAAP

TECNIS
Array
SOVEREIGN
WHITE STAR
ClariFlex
Foldable IOL With OptiEdge
ACRYLIC IOL
Sensar
with OptiEdge
AMADEUS
COMPLETE
Moisture
PLUS
Healon
(1% sodium hyaluronate)
Verisyse
blink
eye

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Global Coverage

Eye Care

49%

Americas

30%

Direct Sales In
20 Countries,
Presence In
60+

Leading Market
Share
Positions

State-of-the-Art
Manufacturing
on 3
Continents

AMO to Acquire VISX

Creates world's leading refractive surgical business

Establishes $1 billion enterprise with increased earnings
power and cash flow potential

Provides surgeons and patients a comprehensive portfolio of
technologies and brands

Provides operating efficiencies by better utilizing infrastructure, distribution, servicing capability and manufacturing

Preserves financial strength for continued investment in future

Consistent with AMO's plan to build shareholder value

Transaction Highlights

$26.52 per VISX share or $1.27 billion(1)

87% AMO stock and 13% cash; tax-free exchange

0.552 shares of AMO and $3.50 cash for each VISX share

Pro forma ownership of 58.5% AMO/41.5% VISX

Expected to be neutral to 2005 EPS; accretive to
2006 EPS

Enhances revenue growth, expands margins and earnings
power

Generates strong recurring cash flow

Diversifies revenue stream

Deleverages balance sheet

Expected Q1 2005 close

Requires stockholder approval

(1) Based on value of AMO common stock on November 19, 2004

VISX Brings. . .

Global leader in laser vision
correction

Ongoing technological innovation

Focused, experienced
management team

Unsurpassed customer support

AMO and VISX:  Compelling Strategic,
Technological and Cultural Fit

AMO Brings ...

Global leader

Innovator with well-recognized
brands

Worldwide distribution

Experienced management team with
record of disciplined execution

Combined Company

Global competitor with clear leadership in high-growth
refractive surgery sector

Commitment to innovation, backed by global portfolio of
respected brands

Comprehensive offering of best-in-class products and service

Efficient global infrastructure and distribution network

Higher growth, higher margin business profile

GLAUCOMA

Contact Lenses

REFRACTIVE

CATARACT

Vision Care Life Cycle

Improving
Practitioner
Productivity
and Patient
Outcomes

Eye Lubricants

Microkeratomes

Phakic IOLs

Accommodating IOLs

Multifocal IOLs

Monofocal  IOLs

Phaco & Lens Extraction

EYE CARE

Viscoelastics

Glaucoma Shunts

Contact Lens Care Solutions

Excimer Lasers

Cataract

Glaucoma

Asia
Europe
North America
0
10
20
30
+
2000
2015
2030

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

Worldwide Aging Fuels Market

Cataract Is Leading
Cause of Blindness,
Affecting Half of People
Over 60

Glaucoma Is Chronic
Disease

CATARACT & GLAUCOMA

Percentage Aged 65+

Cataract

Glaucoma

Source: US Census Bureau, 2000.  Photos: National Eye Institute

50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

Baby Boomers Fuel Refractive
Surgical Market

Growing
Segment
Looking for
Refractive
Options

Projected Change in Population Growth 2000-2010

45-54

55-64

Source: US Census Bureau, 2000.  Photos: National Eye Institute

REFRACTIVE

26
24
22
20
18
In millions
2002
2004
2006
2008
2010

Teens and Young Adults Are
Primary Contact Lens Wearers

EYE CARE

Echo Boomers
Make Up Majority
of New Fits

Projected Population Totals of People Aged 14-24

Source:  US Census Bureau, 2000

Ophthalmic  Surgical

Pro forma Surgical Revenue Mix

Phaco

15%

IOL

51%

Americas

35%

Japan

17%

Europe

40%

Refractive

3%

Product

Geography

Other

4%

Asia Pacific

8%

Visco

27%

LTM period is defined as the last twelve months ended September 24, 2004.  Pro Forma for the Pfizer
Surgical Business, see "Historical Financial Statements" under Investor/Media at www.amo-inc.com for GAAP

IOLs

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Viscoelastics

Creates space
and protects
ocular surfaces
during surgery

Addition of
Healon® family
creates
complete
offering

AMO Cataract Products

Replaces human
lens during
cataract surgery

Dual platform
(silicone and
acrylic)

Dual optical
design (mono
and multifocal)

Ultrasonic machine
used to emulsify
and extract human
lens

Over 90% of U.S.
cataract
procedures use
this technology

Phaco Systems

Inserters

Introduces IOL
into capsular
bag

Proprietary
series of
delivery
systems

Pedestrian identification distance in nighttime driving conditions, based on a clinical study
486 ft.
TECNIS™
441 ft.
Traditional
Spherical IOLs
N = 29
P = 0.05
Distance
0
440
450
460
470
480
490

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

Technological Opportunity with
Tecnis®

First IOL with FDA labeling for improved
functional vision

Reduces postoperative spherical aberrations
compared to lenses with spherical optics

Improved night-driving simulator performance

Patients asked to detect/identify targets under rural
night and nighttime city lighting conditions

Findings suggest a "meaningful safety benefit to
elderly drivers with Tecnis lenses, and to drivers and
pedestrians with whom they share the road."1

(1) Source: Tecnis product insert

High >-6D
Mod -2 to -6D
Low <-2D

High >+6D
Mod +2.5 to +6D
Low <+2.5D

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Myopia

Hyperopia

Source: U.S. Census Bureau, American Academy of Ophthalmology.  Figures represent projections for 2005.

~68.75MM People

~74.25MM People

52% of U.S. Population Has Some
Form of Refractive Error

Diopters

Millions of People
20-29
30-39
40-49
50-59
60-69
70-79

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

U.S. Population with Presbyopia

Eye's ability to accommodate - change focus from far to near -
continues to decline with age

Few surgical options exist today; vast majority rely on bifocals or readers

Opportunity to address huge unmet need

Age

U.S. Population

Amplitude of Accommodation

Age in 2004    Age in 2025

Sources: Donders' Table, Clinical Refraction; U.S. Census Bureau 2000

Laser

Phakic

CK

Multifocal

Accommodating

Multifocal

Accommodating

Multifocal

Accommodating

Multifocal

Accommodating

Multifocal

Multifocal phakic

Laser
Multifocal

Multifocal phakic

Accommodating

CK

Laser
Multifocal

Multifocal phakic

Accommodating

Multifocal

Multifocal phakic

Accommodating

Phakic

Laser

Phakic

Laser

Phakic

Refractive Opportunities
Combined company has complementary offering

Pre-Presbyopia

Presbyopia

Presbyopia/

Cataract

High Myopia

>-6D

Low/Moderate
Myopia

<-6D

Low/Moderate
Hyperopia

<+6D

Moderate/High
Hyperopia

>+6D

4 mm
0.52 mm
0.67 mm
3.0 mm
0.67 mm

®

▪

▪

▪

® ™

▪

▪

▪

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

Refractive Multifocal IOLs

Diffractive technology

Provides near and far vision under all
light conditions

Approved for correction of presbyopia
in Europe

Refractive technology

Cataract claim in US with NTIOL
status

Approved for correction of presbyopia
in Europe

Tecnis   Multifocal

AC Phakic

Monofocal

Multifocal

Accommodating

PC Phakic

Array    / ReZoom

•

•

•

•

–

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

Refractive Phakic IOLs

Anterior chamber, iris-fixated
IOL for correction of myopia

Natural crystalline lens
remains intact

FDA approved; first lens of its
kind in US

15-year history in Europe

Safely inserted in more than
150,000 eyes

VerisyseTM

VISX

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

VISX: Ongoing Technology Leadership

CustomVue

Comprehensive measurement and correction

Potentially better than contacts or glasses

Fourier Wavefront Upgrade

Unprecedented resolution for individualized
CustomVue treatment

Iris Registration

First fully automated technology to correct for
eye rotation in LVC

CustomVue Presbyopia

Successful international results

Initiating U.S. clinical trails

AMADEUS II

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Refractive LASIK Products

Precision cutting device creates corneal
flap in LASIK surgery

Designed and developed for safety,
simplicity, reliability

#1 Preferred Mechanical Microkeratome(1)

Faster visual recovery than femtosecond
laser(2)

Less pain than femtosecond laser(3)

Less dry eye syndrome than superior hinge
microkeratomes(4)

Microkeratomes

(1) 2003 Leaming ASCRS Survey

(2) Woodhams Study 2004

(3) Woodhams Study 2004

(4) Donnenfeld/Solomon Study  2003

Eye Care

Eye Care Revenue Mix

Multipurpose

46%

Hydrogen
Peroxide

32%

Americas

19%

Europe

32%

Japan

39%

Product

Geography

Other

22%

Asia
Pacific

10%

LTM period is defined as the last twelve months ended September 24, 2004.

COMPLETE
Moisture PLUS

OXYSEPT
1 STEP

blink
all contacts
eye drops

COMPLETE
Blink-N-Clean

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

Eye Care Products
Offering superior comfort

Convenient one-bottle
system

Artificial tear ingredients
relieve dryness and
discomfort

Multipurpose Solutions

Multi-bottle system

Significant market penetration

Preservative-free

Built-in comfort agents

Hydrogen Peroxide

Lubricates and protects

Soothes discomfort
during wear

Supports ocular health

Lubricants

Retain water for superior
comfort

Advanced moisture-
providing constituents
relieve dryness and
discomfort

Contact Lenses

COMPLETE  Aquavision  currently approved in Europe only.

Contact Lens Growth Fuels Eye Care

Contact lens market expected to grow 8-10%
annually

Growing teen/young adult segment

Environmental factors increasing incidence of
myopia

Significant momentum from specialty, value-
added lenses

Torics for astigmatism

Bifocals and multifocals for presbyopia

90% of patient dropout believed due to
discomfort

3.7% of long-term wearers and 12% of short-
term wearers stop wearing contact lenses
annually

Sources:  Ophthalmology Times, December 2003; Vision Care Research, November 2001; Contat Lenses
and Solutions, GlobalAnalysts, Inc. 2/04, Barr, JT. Supplement, Optometric Management, 4/04; First Albany
Research, 6/04

Teen Population
Growth

Increase in
Myopia

New Specialty
Lenses

Reducing
Dropouts

Market Drivers

R&D / Corporate
Development

Commitment to Innovation

Foldable IOL

Multifocal IOL in U.S.

"Cold" Phaco Capability

Peroxide Disinfection
System

Multipurpose Solution to
Address Comfort and
Dryness

Percentages in bar graph represent R&D spend as a % of sales

2000

2001

Eye Care

Surgical

5.2%

5.3%

2002

5.6%

2003

6.2%

7.2%

3.7%

8.0%

3.0%

8.5%

2.6%

9.2%

3.2%

AMO FIRSTS

2001-2003: 26% Growth in R&D Investment

Gold
Emerald
SilverZ
Emerald-Ease

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Hallmark of Continuous Innovation

Hydrocare®

COMPLETE®
Comfort Plus

COMPLETE®

COMPLETE®
Pro-Tec

COMPLETE®
Pro-Tec
No-Rub

COMPLETE®
Moisture PlusTM

Surgical - IOL Technology

Eye Care - Multipurpose Solution

UNFOLDER® Insertion Systems

Phacoflex®

Array®

Sensar®

(Silicone foldable)

(Silicone multifocal foldable)

(Acrylic foldable)

OptiEdgeTM
Sensar®

Array® II

SI30                  SI40                 SI55

OptiEdgeTM
Clariflex®

❷

❷

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

2004-2005 Launch Highlights

2005

Tecnis® Acrylic

2005

Epi-Lasik for Amadeus II (US/E/AP)

2004

Launched

Tecnis® Multifocal

2004

ReZoomTM (E/US) (1)

2005

COMPLETE  10-Minutes (J)

2004/2005

Launched

Amadeus II (US/E)

2004

Launched

blinkTM Contacts (E/US)

2005

BLINK-N-CLEAN  (J)

2005

Sovereign®  V. 7.0  w/ WhiteStarTM II

2004

Launched

VerisyseTM (US)

2004

Launched

Sovereign®  V. 6 (J)

2004

Sovereign®CompactTM multilingual

2004

Launched

AMO GeminiTM vitreoretinal system (E)

2004

Bi-manual phaco handpiece (J)

2004

Launched

StabilEyesTM CTR (US)

Late Stage

Estimated

Launch

Mid Stage

Early
Development

Eye Care

Refractive

Cataract

(1)

Launched in Europe in Fall 2004

AMADEUS

OPHTEC

Pfizer

QuestVision

CooperVision

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Expand portfolio of accommodating IOLs to address
presbyopia

Research & Evaluation
Licensing Agreement

Complete cataract franchise, expand refractive
technologies

Acquisition

Licensing

Strategic Partnership &
Distribution

Strategic Partnership &
Distribution

Expand portfolio of refractive IOLs and CTRs, secure
access to leading technology

Enter contact lens market in Europe and Asia Pacific

Enter LASIK market to build relationships with corneal
refractive surgeons

Business Development Builds
Portfolio, Expands Markets

OPHTEC, Pfizer QuestVision and CooperVision are trademarks of the respective companies;

Amadeus is a trademark of SIS.

Financial and Operational
Performance

$700
$600
$500
$400
$300
$200
$100
$0
$321.8
$290.0
$267.7
$295.0
$319.4
$248.8
$253.1
$270.4
$306.5
$365.0
2000
2001
2002
2003
LTM Q3 04
Surgical
Eye Care

Returned AMO to Revenue Growth

* = Constant currency growth

(in millions)

$570.6

$543.1

$538.1

$601.5

$684.4

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
2000
2001
2002
2003
LTM Q3 04
Depreciation & Amortization
Pro forma Operating Income

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Continued EBITDA Growth

CAGR

13.2%

(in millions)

$58.6

$63.0

$72.6

$75.1

$93.4

Pro forma operating income, see "Historical Financial Statements" under Investor/Media at www.amo-
inc.com for GAAP

$40
$35
$30
$25
$20
$15
$10
$5
$0
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.30
$0.51
$0.61
$0.80
$1.02
2000
2001
2002
2003
LTM Q3 04
Net Earnings
EPS

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Pro Forma Net Earnings Growth

CAGR

38.6%

Pro forma net  earnings and EPS, see "Historical Financial Statements" under Investors/Media at
www.amo-inc.com for GAAP

(in millions)

Balance Sheet Highlights

$193.6

$93.2

Stockholders' Equity

$568.4

$233.3

Long-term Debt (Principal)

$90.7

$42.0

Inventories

$180.9

$70.0

Trade receivables, net

$34.1

$46.1

Cash and equivalents

9/24/04

12/31/03

(in millions)

$1,000
$800
$600
$400
$200
$0
$543.1
$538.1
$601.5
$715-725
$820-840
2001
2002
2003
2004E
2005E

$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.51
$0.61
$0.80
$1.20-1.25
$1.65-1.75
$2.20-2.30
2001
2002
2003
2004E
2005E
2006E

AMO™
ADVANCED MEDICAL OPTICS
The Future in Sight™

2004 -2006 Guidance

(in millions)

2005 and 2006 guidance pro forma for VISX acquisition assuming close in Q1 2005; for reconciliation to GAAP and rationale for use of pro forma, see Investors/Media at www.amo-inc.com

AMO Positioned for Value Creation

Solid positions in large markets with favorable
growth drivers

AMO/VISX combination creates global leader
in high-growth refractive segment

Technology leader with rich pipeline through
blend of internal R&D and corporate
development

Scalable global infrastructure for enhanced
operating leverage

Demonstrated record of execution success
and financial performance

Strong Growth
Dynamics

Technology
Drives
Performance

Experienced,
Disciplined
Management

Additional Information

AMO and VISX intend to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO.  Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction.  The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC's web site at
www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@VISX.com or via telephone at (877) 463-
6847.  Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348.  Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

The respective directors and executive officers of AMO and VISX may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction.
Information about the directors and executive officers of AMO and VISX their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

40